CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of United States Dollars)

FOR THE THREE MONTHS ENDED

MARCH 31, 2023 AND 2022

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited – Expressed in thousands of United States dollars)

		As at
		March 31,	December 31,
	Notes	2023	2022
ASSETS
Current assets
Cash and cash equivalents		$4,803	$4,555
Accounts receivable	3	1,687	1,506
Derivative royalty asset	5	1,970	2,182
Prepaid expenses and other		1,056	1,323
Total current assets		9,516	9,566

Non-current assets
Royalty, stream, and other interests	4	131,235	120,728
Investment in Silverback	6	555	595
Total non-current assets		131,790	121,323
TOTAL ASSETS		$141,306	$130,889

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables	7	$721	$1,286
Current portion of loans payable	8	5,496	5,250
Total current liabilities		6,217	6,536

Non-current liabilities
Loans payable	8	5,000	5,335
Acquisition payable	4	1,878	-
Deferred income tax liabilities		526	457
Total non-current liabilities		7,404	5,792
Total liabilities		13,621	12,328

EQUITY
Share capital	12	171,762	161,696
Reserves		13,613	13,199
Deficit		(57,690)	(56,334)
Total equity		127,685	118,561
TOTAL LIABILITIES AND EQUITY		$141,306	$130,889

Events after reporting date (Note 17)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 11, 2023.

Approved by the Board of Directors

“Brett Heath”	Director	“Lawrence Roulston”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in thousands of United States dollars, except for share and per share amounts)

		Three months ended
		March 31,
	Notes	2023	2022

Revenue from royalty interests	9	$981	$669
Depletion on royalty interests	4	(399)	(531)
Gross profit		582	138

General and administrative expenses	10	(877)	(870)
Share-based payments	12	(897)	(1,202)
Loss from operations		(1,192)	(1,934)

Share of net income of Silverback	6	14	26
Mark-to-market gain on derivative royalty asset	5	457	186
Interest expense	8	(315)	(320)
Finance charges	8	(33)	(35)
Foreign exchange loss		(68)	(82)
Other income (expenses)		(20)	17
Loss before income taxes		(1,157)	(2,142)
Current income tax expense	11	(130)	(62)
Deferred income tax expense	11	(69)	(28)
Net loss and comprehensive loss		$(1,356)	$(2,232)

Earnings (loss) per share - basic and diluted		$(0.03)	$(0.05)
Weighted average number of shares outstanding - basic and diluted		50,514,392	44,271,600

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - Expressed in thousands of United States dollars)

		Three months ended
		March 31,
	Notes	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(1,356)	$(2,232)
Items not affecting cash:
Share of net income of Silverback	6	(14)	(26)
Mark-to-market gain on derivative royalty asset	5	(457)	(186)
Depletion		399	531
Interest and accretion expense		315	320
Finance charges		33	35
Share-based payments		897	1,202
Deferred income tax expense		69	29
Fair value adjustment on marketable securities		(3)	(13)
Unrealized foreign exchange effect		72	83
		(45)	(257)

Payments received from derivative royalty asset	5	581	563

Changes in non-cash working capital items:
Accounts receivable		(93)	17
Prepaid expenses and other		270	(97)
Trade and other payables		(550)	(519)
Net cash provided by (used in) operating activities		163	(293)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests	4	(2,818)	(1,000)
Dividends received from Silverback	6	54	17
Net cash used in investing activities		(2,764)	(983)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options		107	157
Proceeds from ATM, net of share issue costs		3,251	2,230
Interest paid	8	(417)	(124)
Finance charges paid	8	(33)	(35)
Net cash provided by financing activities		2,908	2,228

Effect of exchange rate changes on cash and cash equivalents		(59)	(24)

Changes in cash and cash equivalents during period		248	928
Cash and cash equivalents, beginning of period		4,555	2,344
Cash and cash equivalents, end of period		$4,803	$3,272

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in thousands of United States dollars, except for share amounts)

	Number of	Share			Total
	shares	capital	Reserves	Deficit	equity
Balance as at December 31, 2021	44,035,569	$133,906	$12,051	$(45,406)	$100,551
Shares issued in ATM, net of issue costs	348,443	2,230	-	-	2,230
Exercise of stock options	87,500	267	(110)	-	157
Share-based payments - stock options	-	-	587	-	587
Share-based payments - restricted share units	-	-	616	-	616
Loss for the period	-	-	-	(2,232)	(2,232)
Balance as at March 31, 2022	44,471,512	$136,403	$13,144	$(47,638)	$101,909

	Number of	Share			Total
	shares	capital	Reserves	Deficit	equity
Balance as at December 31, 2022	49,467,877	$161,696	$13,199	$(56,334)	$118,561
Shares issued in ATM, net of issue costs	664,966	3,251	-	-	3,251
Acquisition of royalties and other interests (Note 4)	1,406,182	6,225	-	-	6,225
Exercise of stock options	214,747	494	(387)	-	107
Shares issued on vesting of restricted share units	13,704	96	(96)	-	-
Share-based payments - stock options	-	-	355	-	355
Share-based payments - restricted share units	-	-	542	-	542
Loss for the period	-	-	-	(1,356)	(1,356)
Balance as at March 31, 2023	51,767,476	$171,762	$13,613	$(57,690)	$127,685

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in Canada, is a precious metals royalty and streaming company, which engages in the acquisition and management of precious metal royalties, streams, and similar production-based interests. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $57.7 million as at March 31, 2023, and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for the next twelve months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These condensed interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements for the twelve months ended December 31, 2022.

(b) Basis of Preparation and Measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements are presented in United States dollars except as otherwise indicated.

(c) Accounting policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's most recent annual consolidated financial statements for the twelve months ended December 31, 2022.

A number of amendments to standards were effective for annual periods beginning on or after January 1, 2023, including amendments to IAS 1, IFRS Practice Statement and IAS 8. There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

3. ACCOUNTS RECEIVABLE

	As at
	March 31,	December 31,
	2023	2022
Royalty, derivative royalty, and stream receivables	$1,400	$1,190
GST and other recoverable taxes	256	302
Other receivables	31	14
Total accounts receivable	$1,687	$1,506

As at March 31, 2023, and December 31, 2022, the Company did not have any royalty, derivative royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at March 31, 2023, and December 31, 2022, was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	assets	assets	assets	Total
As at December 31, 2021	$10,949	$86,631	$5,284	$102,864
First Majestic portfolio acquisition	3,394	11,147	7,421	21,962
Lac Pelletier acquisition	-	253	-	253
Beaufor amendment	-	1,000	-	1,000
Endeavor Silver Stream reclassification (2)	(1,748)	1,748	-	-
El Realito reclassification (3)	2,297	(2,297)	-	-
Joaquin and COSE impairments	(3,660)	-	-	(3,660)
Depletion (1)	(1,765)	(30)	(13)	(1,808)
Other	-	-	117	117
As at December 31, 2022	$9,467	$98,452	$12,809	$120,728
Alamos portfolio acquisition	-	4,192	75	4,267
Lama acquisition	-	6,601	-	6,601
Depletion	(399)	-	-	(399)
Other	-	38	-	38
As at March 31, 2023	$9,068	$109,283	$12,884	$131,235

Historical cost	$11,596	$121,181	$12,922	$145,699
Accumulated depletion and impairments	$(2,528)	$(11,898)	$(38)	$(14,464)

(1) Fixed royalty payments were received in relation to certain exploration and development assets. The depletion related to these payments was recorded based on the total fixed royalty payments expected to be received under each contract.

(2) The Endeavor mine was previously classified as production, however it was placed on care and maintenance in December 2019 and has not since restarted, as such the Company had reclassified it to development stage properties in 2022.

(3) The Company received its first royalty payments on El Realito in 2022 and reclassified it from a development asset to a producing asset.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

(a) During the three months ended March 31, 2023, the Company completed the following acquisitions:

Lama Royalties Acquisition

In March 2023, the Company acquired an existing 2.5%-3.75% sliding scale Gross Proceeds royalty over gold and a 0.25%-3.0% NSR royalty on all metals (other than gold and silver) on the majority of Barrick Gold Corporation's Lama project located in Argentina from an arm's length seller for aggregate consideration of $6.5 million. The consideration consisted of $2.5 million in cash, $2.1 million in common shares, upon closing and an additional $2.5 million to be paid in cash or common shares, at the Company's sole discretion, within 90 days upon the earlier of a 2-million-ounce gold mineral Reserve estimate on the royalty area or 36 months after the closing date. The Company issued 466,827 common shares of Metalla to the arm's length seller (valued at $4.44 per share on March 9, 2023). The outstanding $2.5 million payment (the "Lama Payable") was recorded at fair value upon inception using a discount rate of 10.0% and an estimated payment date of 36 months from closing, and was recorded at $1.9 million.  The Lama Payable has been disclosed as a non-current liability on the Company's statement of financial position as an acquisition payable and this amount will be increased to $2.5 million over the term of the payable using the effective interest method. The Company incurred $0.2 million in transaction costs associated with this transaction.

Alamos Portfolio Acquisition

In February 2023, the Company acquired one silver stream and three royalties from Alamos Gold Corp. ("Alamos") for aggregate consideration of $4.2 million. Upon closing the Company issued 939,355 common shares of Metalla to Alamos (valued at $4.42 per share on February 23, 2023).  The Company incurred $0.1 million in transaction costs associated with this transaction. The stream and royalties acquired in this transaction included:

  a 20% silver stream over the Esperanza project located in Morales, Mexico owned by Zacatecas Silver Corp.;
  a 1.4% NSR royalty on the Fenn Gibb South project located in Timmins, Ontario owned by Mayfair Gold Corp.;
  a 2.0% NSR royalty on the Ronda project located in Shining Tree, Ontario owned by Platinex Inc.; and
  a 2.0% NSR royalty on the Northshore West property located in Thunder Bay, Ontario owned by New Path Resources Inc.

(b) During the twelve months ended December 31, 2022, the Company completed the following transactions:

Beaufor Amendment

In February 2022, the Company amended an existing 1.0% Net Smelter Return ("NSR") royalty on Monarch Mining Corporation's ("Monarch") Beaufor Mine ("Beaufor"). In consideration for $1.0 million in cash paid to Monarch, Monarch agreed to waive a clause stipulating that payments under the NSR royalty were only payable after 100Koz of gold have been produced by Monarch following its acquisition of Beaufor.

Lac Pelletier Acquisition

In October 2022, the Company acquired a 1.0% NSR royalty on the Lac Pelletier project owned by Maritime Resources Corp. from an arm's length seller for total consideration of C$0.3 million in cash. The Lac Pelletier project is located in Rouyn Noranda, Quebec and is within ten kilometers of the Yamana Gold Inc. ("Yamana") Wasamac project. The Company incurred less than $0.1 million in transaction costs associated with this transaction.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

First Majestic Portfolio Acquisition

In December 2022, the Company acquired a portfolio of eight royalties from First Majestic Silver Corp. ("First Majestic") for aggregate consideration of $21.6 million. Upon closing the Company issued 4,168,056 common shares of Metalla (valued at $5.19 per share on December 21, 2022). The Company incurred $0.3 million in transaction costs associated with this transaction. The royalties acquired in this transaction included:

  a 100% Gross Value Return ("GVR") royalty on gold production from the producing La Encantada mine located in Coahuila, Mexico operated by First Majestic limited to 1,000 ounces annually;
  a 2.0% NSR royalty on the past producing Del Toro mine located in Zacatecas, Mexico owned by First Majestic;
  a 2.0% NSR royalty on the La Guitarra mine located in Temascaltepec, Mexico owned by Sierra Madre Gold and Silver Ltd.;
  a 2.0% NSR royalty on the Plomosas project located in Sinaloa, Mexico owned by GR Silver Mining Ltd.;
  a 2.0% NSR royalty on the past-producing San Martin mine located in Jalisco, Mexico owned by First Majestic;
  a 2.0% NSR royalty on the past producing La Parrilla mine located in Durango, Mexico owned by First Majestic and subject to a binding purchase agreement with Golden Tag Resources Ltd.;
  a 2.0% NSR royalty on the La Joya project located in Durango, Mexico owned by Silver Dollar Resources; and
  a 2.0% NSR royalty on the La Luz project located in San Luis Potosi, Mexico owned by First Majestic.

5. DERIVATIVE ROYALTY ASSET

In October 2020, the Company closed an agreement to acquire an existing 27.5% price participation royalty ("PPR") interest on the operating Higginsville Gold Operations ("Higginsville") owned by Karora Resources Inc.. Higginsville is a low-cost open pit gold operation in Higginsville, Western Australia. The royalty is a 27.5% PPR royalty on the difference between the average London PM fix gold price for the quarter and A$1,340/oz on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold.

As the amount received by the Company will vary depending on changes in the London PM fix gold price and the changes in the exchange rate between the A$ and the US$, the Company has recognized the Higginsville PPR as a derivative asset carried at fair value through profit and loss. As per IFRS 9, the Higginsville PPR was recognized as a derivative asset upon inception at $7.2 million, any cash received from the Higginsville PPR will be used to reduce the derivative asset, and at each period-end the Company will estimate the fair value of the Higginsville PPR using a valuation model with any changes between the estimated fair value and the carrying value flowing through profit or loss in the period.

At March 31, 2023, the key inputs used in the Company's valuation model for the Higginsville PPR derivative asset were:

  7,418 ounces of gold remaining to be delivered (December 31, 2022 - 9,918);
  Gold price estimate of $1,980/oz (December 31, 2022 - $1,748/oz); and
  U.S. dollar to Australian dollar exchange rate of A$1.50 per $1.00 (December 31, 2022 - A$1.49 per $1.00).

Based on the valuation model the Company estimated the fair value at March 31, 2023, was $2.0 million (December 31, 2022 - $2.2 million). The Company recorded a mark-to-market gain on the Higginsville derivative asset of $0.5 million for the three months ended March 31, 2023 (March 31, 2022 - $0.2 million gain).

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

5. DERIVATIVE ROYALTY ASSET (cont'd…)

The changes in the derivative royalty asset for the three months ended March 31, 2023, were as follows:

Derivative
royalty asset
As at December 31, 2021	$4,034
Payments received or due under derivative royalty asset	(2,384)
Mark-to-market gain on derivative royalty asset	532
As at December 31, 2022	$2,182
Payments received or due under derivative royalty asset	(669)
Mark-to-market gain on derivative royalty asset	457
As at March 31, 2023	$1,970

Current portion	$1,970
Long-term portion	$-

6. INVESTMENT IN SILVERBACK

	Period ended
	March 31,	December 31,
	2023	2022
Opening balance	$595	$1,341
Income (loss) in Silverback for the period	14	(589)
Distribution	(54)	(157)
Ending balance	$555	$595

The Company, through its wholly-owned subsidiary, holds a 15% interest in Silverback Ltd. ("Silverback"), which is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Luika Gold Mine ("NLGM") silver stream. Distributions to the shareholders are completed on a monthly basis. Prior to April 2021, distributions to shareholders were completed on an annual basis at minimum. Given the terms of the shareholders' agreement governing the policies over operations and distributions to shareholders, the Company's judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate.

Summarized financial information for Silverback for the three months ended March 31, 2023, was as follows:

	Three months ended
	March 31,
	2023	2022
Current assets	$204	$269
Non-current assets	-	146
Total assets	204	415
Total liabilities	(80)	(98)
Revenue from stream interest	346	242
Depletion	-	(49)
Net income and comprehensive income for the period	$326	$173

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

7. TRADE AND OTHER PAYABLES

	As at
	March 31,	December 31,
	2023	2022
Trade payables and accrued liabilities	$634	$1,223
Taxes payable	87	63
Total trade and other payables	$721	$1,286

8. LOANS PAYABLE

	Amended	Castle
	Loan Facility	Mountain Loan	Total
As at December 31, 2021	$5,465	$5,050	$10,515
Interest expense	1,087	200	1,287
Interest payments	(494)	-	(494)
Foreign exchange adjustments	(377)	-	(377)
Gain on extension of loan payable	(346)	-	(346)
As at December 31, 2022	$5,335	$5,250	$10,585
Interest expense	266	49	315
Interest payments	(118)	(299)	(417)
Foreign exchange adjustments	13	-	13
As at March 31, 2023	$5,496	$5,000	$10,496

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of C$12.0 million with Beedie Capital ("Beedie") to fund acquisitions of new royalties and streams. The Loan Facility consisted of an initial advance of C$7.0 million (the "First Drawdown"), with the remaining C$5.0 million available for subsequent advances. The Loan Facility is secured by certain assets of the Company and can be repaid with no penalty at any time after the 12-month anniversary of each advance.

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the "Loan Amendment"). As part of the Loan Amendment:

i. Beedie converted C$6.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company;

ii. the Company drew down the remaining undrawn C$5.0 million (the "Second Drawdown") available from the Loan Facility with a conversion price of C$9.90 per share;

iii. the Loan Facility was increased by an aggregate C$20.0 million. All future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day Volume Weighted Average Price ("VWAP") of the Company's shares on the date of such advance;

iv. if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices; and

v. the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5%.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

8. LOANS PAYABLE (cont'd…)

In October 2020, Beedie converted the remaining C$1.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 179,856 common shares of the Company and in March 2021, Beedie converted the entire C$5.0 million from the Second Drawdown at a conversion price of C$9.90 per share for a total of 505,050 common shares of the Company. Following the conversion of the First Drawdown and the Second Drawdown, under the Loan Facility and the Loan Amendment (together the "Amended Loan Facility") the Company had C$20.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

In March 2021, the Company drew down $4.0 million (C$5.0 million) (the "Third Drawdown"), at a conversion price of C$14.30 per share, from the Amended Loan Facility of which $3.2 million was allocated to the liability portion and the residual value of $0.8 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.2 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately two years.

In October 2021, the Company drew down $2.4 million (C$3.0 million) (the "Fourth Drawdown"), at a conversion price of C$11.16 per share, from the Amended Loan Facility of which $2.0 million was allocated to the liability portion and the residual value of $0.4 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.1 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately one and a half years.

In August 2022, the Company and Beedie entered into an agreement to extend the maturity date of the Amended Loan Facility from April 22, 2023, to January 22, 2024 (the "Loan Extension").  In consideration for the Loan Extension the Company incurred a fee of 2.0% of the currently drawn amount of C$8.0 million, the C$0.2 million fee is convertible into common shares at a conversion price of C$7.34 per share, calculated based on a 20% premium to the 30-day VWAP of the Company's common shares on the close of trading on the trading day immediately prior to the effective date of the Loan Extension.  Upon completion of the Loan Extension, the Company recognized a gain of $0.3 million to reflect the change required in the amortized cost of the liability using the effective interest method over a longer period of time.

As at March 31, 2023, the Company had C$5.0 million outstanding with a conversion price of C$14.30 per share from the Third Drawdown, C$3.0 million outstanding with a conversion price of C$11.16 per share from the Fourth Drawdown, C$0.2 million outstanding with a conversion price of C$7.34 per share from the Loan Extension, and had C$12.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

For the three months ended March 31, 2023, the Company recognized finance charges of less than $0.1 million (March 31, 2022 - less than $0.1 million), related to costs associated with the Amended Loan Facility, including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

Subsequent to period end, the Company signed an agreement to amend the Amended Loan Facility. See Note 17 for additional details.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

8. LOANS PAYABLE (cont'd…)

Castle Mountain Loan

In connection with the Castle Mountain acquisition in October 2021, the Company entered into a $5.0 million loan agreement (the "Castle Mountain Loan") with the arm's length seller bearing interest at a rate of 4.0% per annum until fully repaid on June 1, 2023. On March 30, 2023, the Company signed an amendment to extend the maturity date of the Castle Mountain Loan from June 1, 2023, to April 1, 2024.  As part of the amendment, on March 31, 2023, the Company paid the $0.3 million accrued interest on the loan, effective April 1, 2023, the interest rate increased to 12.0% per annum, and the principal and accrued interest will be repaid no later than April 1, 2024.

9. REVENUE

	Three months ended March 31,
	2023	2022
Royalty revenue
Wharf	$615	$378
El Realito	317	-
La Encantada	49	-
COSE	-	121
Joaquin	-	170
Total revenue	$981	$669

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker.

10. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31,
	2023	2022
Compensation and benefits	$431	$412
Corporate administration	268	233
Professional fees	101	146
Listing and filing fees	77	79
Total general and administrative expenses	$877	$870

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

11. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	Three months ended
	March 31,
	2023	2022
Loss before income taxes	$(1,157)	$(2,142)
Canadian federal and provincial income tax rates	27.00%	27.00%
Expected income tax recovery at statutory income tax rate	(312)	(578)
Difference between Canadian and foreign tax rate	(9)	(4)
Permanent differences	248	355
Changes in unrecognized deferred tax assets	38	299
Other adjustments	234	18
Total income tax expense	$199	$90

Current income tax expense	$130	$62
Deferred income tax expense	$69	$28

12. SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value.

(a) Issued Share Capital

As at March 31, 2023, the Company had 51,767,476 common shares issued and outstanding (December 31, 2022 - 49,467,877).

During the three months ended March 31, 2023, the Company:

  Issued 664,966 common shares in the at-the-market offerings at an average price of $5.13 per share for gross proceeds of $3.4 million, with aggregate commissions paid or payable to the agents and other share issue costs of $0.1 million, resulting in aggregate net proceeds of $3.3 million;
  issued 1,406,182 common shares for the acquisition of royalties and other interests (Note 4); and
  issued 228,451 common shares related to the vesting of RSUs and the exercise of stock options.

During the year ended December 31, 2022, the Company:

  Issued 752,296 common shares in at-the-market offerings at an average price of $6.07 per share for gross proceeds of $4.6 million, with aggregate commissions paid or payable to the agents of $0.1 million and other share issue costs of $0.4 million, resulting in aggregate net proceeds of $4.1 million;
  issued 4,168,056 common shares for the acquisition of royalty and other interests (Note 4); and
  issued 511,956 common shares related to the vesting of RSUs and the exercise of stock options.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

12. SHARE CAPITAL (cont'd…)

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The plan allows for a cash-less broker exercise, or a net exercise on some of the Company's stock options upon vesting, both of which are subject to approval from the Company's Board of Directors. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

The continuity of stock options for the three months ended March 31, 2023, was as follows:

	Weighted
	average
	exercise price	Number
	(C$)	outstanding
As at December 31, 2021	$6.81	2,833,438
Granted	5.98	605,000
Exercised (1)	2.20	(479,536)
Forfeited	9.94	(140,000)
As at December 31, 2022	$7.26	2,818,902
Exercised (1)	2.67	(331,500)
As at March 31, 2023	$7.88	2,487,402

(1) During the three months ended March 31, 2023, 281,500 stock options were exercised on a net exercise basis with a total of 164,747 common shares issued for the exercise (2022 - 282,250 and 183,170, respectively).

During the three months ended March 31, 2023, the Company did not grant any stock options. During the twelve months ended December 31, 2022, the Company granted 605,000 stock options with a weighted-average exercise price of C$5.98 and a fair value of $1.2 million or $2.01 per option. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows: (i) risk free interest rate of 3.22%; (ii) expected dividend yield of 0%; (iii) expected stock price volatility of 59%; (iv) expected life of 3.25 years; and (v) forfeiture rate of 0%.

For the three months ended March 31, 2023, in accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $0.4 million (March 31, 2022 - $0.6 million), with an offsetting credit to reserves. As at March 31, 2023, the weighted average remaining life of the stock options outstanding was 2.55 years (December 31, 2022 - 2.50 years). The Company's outstanding and exercisable stock options as at March 31, 2023, and their expiry dates are as follows:

	Exercise
	price	Number	Number
Expiry date	(C$)	outstanding	exercisable
September 17, 2023	$2.92	220,313	220,313
January 4, 2024	$3.24	293,339	293,339
January 15, 2025	$7.66	518,750	518,750
November 6, 2025	$12.85	390,000	390,000
April 27, 2026	$11.73	460,000	230,000
August 16, 2027	$5.98	605,000	-
		2,487,402	1,652,402

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

12. SHARE CAPITAL (cont'd…)

(c) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for stock options. The vesting terms are determined by the Company's Board of Directors at the time of issuance, the standard vesting terms have one-half vest in one year and one-half vest in two years. The continuity of RSUs for the year ended March 31, 2023, was as follows:

Number
outstanding
As at December 31, 2021	438,000
Granted	437,554
Settled	(131,500)
Forfeited	(22,500)
As at December 31, 2022	721,554
Settled	(13,704)
As at March 31, 2023	707,850

For the three months ended March 31, 2023, in accordance with the vesting terms of the RSUs granted, the Company recorded a charge to share-based payments expense of $0.5 million (March 31, 2022 - $0.6 million), with an offsetting credit to reserves.

13. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Three months ended
	March 31,
	2023	2022
Salaries and fees	$268	$252
Share-based payments	659	869
	$927	$1,121

As at March 31, 2023, the Company had less than $0.1 million (December 31, 2022 - $0.3 million) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at March 31, 2023, the Company had $Nil (December 31, 2022 - $Nil) due from directors and management.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the three months ended March 31, 2023, the Company:

a) issued 466,827 common shares, valued at $2.1 million, for the acquisition of the Lama royalties (Note 4);

b) issued 939,355 common shares, valued at $4.2 million, for the acquisition of the Alamos royalty portfolio (Note 4);

c) reallocated $0.1 million from reserves for 13,704 RSUs that settled; and

d) reallocated $0.4 million from reserves for 331,500 stock options exercised.

During the year ended December 31, 2022, the Company:

a) issued 4,168,056 common shares, valued at $21.6 million, for the acquisition of the First Majestic royalty portfolio (Note 4);

b) reallocated $1.2 million from reserves for 131,500 RSUs that settled; and

c) reallocated $0.5 million from reserves for 479,536 stock options exercised.

15. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	March 31,	December 31,
	2023	2022
Financial assets
Amortized cost:
Cash	$4,803	$4,555
Royalty, derivative royalty, and stream receivables	1,400	1,190
Other receivables	287	316
Fair value through profit or loss:
Derivative royalty asset	1,970	2,182
Marketable securities	33	30
Total financial assets	$8,493	$8,273

Financial liabilities
Amortized cost:
Trade and other payables	$721	$1,286
Loans payable	10,496	10,585
Acquisition payable	1,878	-
Total financial liabilities	$13,095	$11,871

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

15. FINANCIAL INSTRUMENTS (cont'd…)

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash, accounts receivables (royalty, derivative royalty, and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy. The derivative royalty asset is carried at fair value, and was valued using inputs that are not observable, including a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate (Note 5). Therefore, the derivate royalty asset is classified within Level 3 of the fair value hierarchy.

Loans payable and acquisition payables are carried at amortized cost. Due to the change in comparable market interest rates, the Company has estimated that the fair value of the Amended Loan Facility as at March 31, 2023, was $5.4 million.  The fair value of the Castle Mountain Loan and Lama Payable are approximated by their carrying value as their interest rate is comparable to market interest rates.

Capital risk management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at March 31, 2023, are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

15. FINANCIAL INSTRUMENTS (cont'd…)

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liabilities are disclosed in Note 4 and Note 8. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at March 31, 2023, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of approximately $0.1 million.

16. COMMITMENTS

As at March 31, 2023, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$721	$-	$-	$721
Loans payable principal and interest payments	6,537	-	-	6,537
Payments related to acquisition of royalties and streams	-	8,102	-	8,102
Total commitments	$7,258	$8,102	$-	$15,360

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests.  However, these payments are subject to certain triggers or milestone conditions that have not been met as of March 31, 2023.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

17. EVENTS AFTER REPORTING DATE

Subsequent to March 31, 2023, the Company had the following transaction:

a) Loan Facility Extension – on May 11, 2023, the Company entered into a second supplemental loan agreement (“Supplemental Loan Agreement”) with Beedie, expected to be effective March 31, 2023, once customary conditions are satisfied, to amend the Amended Loan Facility by:

  extending the maturity date to May 9, 2027;
  increasing the loan facility by C$5.0 million from C$20.0 million to C$25.0 million, of which C$21.0 million will be undrawn after giving effect to the C$4.0 million conversion described below;
  increasing the interest rate from 8.0% to 10.0% per annum;
  amending the conversion price of the Fourth Drawdown from C$11.16 per share to C$8.67 per share, being a 30% premium to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment;
  amending the conversion price of C$4.0 million of the Third Drawdown from C$14.30 per share to C$7.33 per share, being the 5-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment, and converting the C$4.0 million into shares at the new conversion price. The Company will issue Beedie 545,702 common shares of the Company for the conversion of the C$4.0 million once customary conditions are satisfied;
  amending the conversion price of the remaining C$1.0 million of the Third Drawdown from C$14.30 per share to C$8.67 per share, being to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment; and
  All other terms of the loan facility remain unchanged.

While the agreement had an effective date of March 31, 2023, the change to the loan facility will be accounted for on May 11, 2023, the date the Supplemental Loan Agreement was signed.  For accounting purposes since the date of the amendment was May 11, 2023, at the end of the period the maturity date of the Amended Loan Facility had not been extended, as such the amounts owing under the facility have been disclosed as a current liability as at March 31, 2023.